Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited First Quarter 2026 Financial Results

Hong Kong, May 13, 2026 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended March 31, 2026.

First Quarter 2026 Financial Highlights

●	Total revenues were US$16.9 million, representing a decrease of 10.1% from US$18.7 million in the first quarter of 2025.

●	Gross profit was US$8.3 million, representing a decrease of 14.6% from US$9.7 million in the first quarter of 2025.

●	Loss from operations was US$3.5 million, compared to US$0.5 million in the first quarter of 2025.

●	Net loss was US$3.5 million, compared to US$0.6 million in the first quarter of 2025.

●	Adjusted net loss (non-GAAP) was US$2.6 million, compared to an adjusted net income of US$0.4 million in the first quarter of 2025.

●	Adjusted EBITDA (non-GAAP) was negative US$2.0 million, compared to positive US$1.4 million in the first quarter of 2025.

First Quarter 2026 Operational Highlights

●	Total data consumed in the first quarter through the Company’s platform was 45,514 terabytes (6,058 terabytes procured by the Company and 39,456 terabytes procured by our business partners), representing an increase of 5.4% from 43,179 terabytes in the first quarter of 2025.

●	Average daily active users (“DAU”) in the first quarter were 354,789, representing an increase of 10.2% from 321,836 in the first quarter of 2025.

●	Average DAU in the first quarter from GlocalMe IoT business was 43,566, representing an increase of 246.5% from 12,573 in the first quarter of 2025.

●	Average DAU in the first quarter from GlocalMe SIM business was 17,564, representing an increase of 193.6% from 5,983 in the first quarter of 2025.

●	Average DAU in the first quarter from GlocalMe Life business was 8,117, representing an increase of 559.9% from 1,230 in the first quarter of 2025.

●	Average DAU in the first quarter from PetPhone business was 1,097, as compared with nil in the first quarter of 2025.

●	Average DAU in the first quarter from GlocalMe MeowGo business, which was previously referred to as GlocalMe mobile/fixed broadband business, was 284,445, representing a decrease of 5.8% from 302,050 in the first quarter of 2025.

●	Average monthly active users (“MAU”) in the first quarter were 737,274, representing an increase of 6.0% from 695,599 in the first quarter of 2025.

●	Average MAU in the first quarter from GlocalMe IoT business was 66,074, representing an increase of 142.1% from 27,293 in the first quarter of 2025.

●	Average MAU in the first quarter from GlocalMe SIM business was 75,565, representing an increase of 76.8% from 42,729 in the first quarter of 2025.

●	Average MAU in the first quarter from GlocalMe Life business was 16,350, representing an increase of 609.0% from 2,306 in the first quarter of 2025.

●	Average MAU in the first quarter from PetPhone business was 1,397, as compared with nil in the first quarter of 2025.

●	Average MAU in the first quarter from GlocalMe MeowGo business was 577,888, representing a decrease of 7.3% from 623,271 in the first quarter of 2025.

●	As a proportion of daily active terminals, 58.6% were from uCloudlink 1.0 international data connectivity services and 41.4% were from uCloudlink 2.0 local data connectivity services during the first quarter of 2026. Average daily data usage per terminal was 1.57 GB in March 2026.

●	Average daily active terminals (“DAT”) in the first quarter were 327,615 (13,414 owned by the Company and 314,201 not owned by the Company), representing an increase of 6.1% from 308,863 in the first quarter of 2025.

●	Average DAT in the first quarter from GlocalMe IoT business was 34,207, representing an increase of 432.3% from 6,426 in the first quarter of 2025.

●	Average DAT in the first quarter from GlocalMe SIM business was 9,142, representing an increase of 75.2% from 5,219 in the first quarter of 2025.

●	Average DAT in the first quarter from GlocalMe Life business was 7,280, representing an increase of 1,072.3% from 621 in the first quarter of 2025.

●	Average DAT in the first quarter from PetPhone business was 368, as compared with nil in the first quarter of 2025.

●	Average DAT in the first quarter from GlocalMe MeowGo business was 276,618, representing a decrease of 6.7% from 296,597 in the first quarter of 2025.

●	Average monthly active terminals (“MAT”) in the first quarter were 702,805, representing an increase of 7.7% from 652,810 in the first quarter of 2025.

●	Average MAT in the first quarter from GlocalMe IoT business was 59,338, representing an increase of 135.0% from 25,253 in the first quarter of 2025.

●	Average MAT in the first quarter from GlocalMe SIM business was 61,814, representing an increase of 74.1% from 35,505 in the first quarter of 2025.

●	Average MAT in the first quarter from GlocalMe Life business was 14,770, representing an increase of 806.1% from 1,630 in the first quarter of 2025.

●	Average MAT in the first quarter from PetPhone business was 789, as compared with nil in the first quarter of 2025.

●	Average MAT in the first quarter from GlocalMe MeowGo business was 566,094, representing a decrease of 4.1% from 590,422 in the first quarter of 2025.

●	As of March 31, 2026, the Company had served 3,234 business partners in 64 countries and regions. The Company had 212 patents with 183 approved and 29 pending approval, while the pool of SIM cards was from 397 MNOs globally as of March 31, 2026.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “Our results for the first quarter of 2026 demonstrate the underlying resilience of our core business. We successfully navigated a complex and volatile global landscape, characterized by ongoing geopolitical tensions and conflict-related logistical disruptions that pressured consumer sentiment, maintaining strict operational discipline throughout to offset these headwinds. As a result, total revenues were US$16.9 million during the quarter, at the high end of our guidance range.”

“Crucially, our three new growth engines - GlocalMe Life, GlocalMe IoT, and GlocalMe SIM - delivered remarkable year-over-year revenue growth of over 400%, 300%, and 170%, respectively. To accelerate commercialization and capture early market leadership, we strategically increased marketing spending on the PetPhone and broader PetPogo ecosystem. While these investments temper near-term profitability and cash flow, we are confident they will yield substantial long-term payoffs and help lay a solid foundation to drive growth. This forward-looking strategy is already beginning to generate results with our GlocalMe IoT business gaining strong revenue growth momentum with rapid user expansion.”

“Each new growth engine also made significant strategic progress in laying the groundwork for accelerated commercial momentum going forward. Following the exceptional global media attention and market validation at CES 2026 in Las Vegas, where we unveiled our PetPogo ecosystem and the all-new PetCam, we are leveraging this momentum to strengthen our positioning and brand equity as we advance toward full-scale commercialization. During the quarter, we launched the beta version of the PetPogo app, pioneering an ‘AI-powered + Social’ model in the pet technology industry. Leveraging PetPhone’s AI-driven hardware to sense and interpret pet data, we are addressing the fundamental communication gap between owners and their pets. The PetPogo ecosystem reimagines the pet social experience with a unique ‘Pet-Centric’ community and ‘Pet Moments’ feature, establishing a highly engaging emotional bridge between humans and pets, among pets themselves, and across pet owner communities which will drive deeper engagement and more meaningful, lasting connections. Early beta feedback has been overwhelmingly positive, reinforcing our confidence in its user adoption and growth potential. Under GlocalMe Life, our UniCord Pro continues to gain strong traction, with sales volume and market adoption accelerating rapidly. MeowGo G50 Max, a premium, sky-to-ground integrated mobile Wi-Fi hub, also drew significant market attention during the quarter. In markets where terrestrial networks have been disrupted due to conflict, the MeowGo G50 Max’s unique ability to provide resilient connectivity is proving to be a critical differentiator. Our GlocalMe IoT business maintained its strong growth trajectory, with user adoption and revenue contribution continuing to expand rapidly year-over-year. We continue to solidify our strategic position to capture additional market share in high-growth sectors such as in-car infotainment and security cameras.”

“Looking ahead, we remain in the early, high-growth stages of our transformation. Throughout 2026, we will continue investing strategically in our new growth engines. The strong market validation from CES 2026, positive PetPogo beta feedback, and sustained momentum in GlocalMe IoT demonstrate how our diversified business strategy remains firmly on track. We are building toward sustainable growth by scaling our user base globally and bridging the digital divides in cross-border connectivity as well as the emotional distance between people and their pets, while creating long-term value for our shareholders.”

First Quarter 2026 Financial Results

Revenues

Total Revenues were US$16.9 million, representing a decrease of 10.1% from US$18.7 million in the same period of 2025.

●	Revenues from services were US$13.3 million, representing a decrease of 6.3% from US$14.2 million in the same period of 2025. This decrease was primarily attributable to the decrease in revenues from international data connectivity services.

●	Revenues from data connectivity services were US$10.4 million, representing a decrease of 6.5% from US$11.2 million in the same period of 2025. This decrease was primarily attributable to a decrease in revenues from international data connectivity services to US$8.5 million in the first quarter of 2026 from US$9.7 million in the same period of 2025, primarily due to the decline in outbound travelers from China, against the backdrop of a volatile and tense international situation, which was partially offset by an increase in revenues from local data connectivity services to US$1.9 million in the first quarter of 2026 from US$1.5 million in the same period of 2025, as a result of the continued development of GlocalMe IoT business.

●	Revenues from PaaS and SaaS services were US$2.5 million, representing a decrease of 9.7% from US$2.7 million in the same period of 2025.

●	Revenues from sales of products were US$3.6 million, representing a decrease of 21.8% from US$4.5 million in the same period of 2025, primarily due to a decrease of US$0.9 million in sales of terminals.

●	Geographic Distribution

During the first quarter of 2026, as a percentage of our total revenues, Japan contributed 32.0%, mainland China contributed 30.3%, North America contributed 17.3%, and other countries and regions contributed the remaining 20.4%, compared to 40.4%, 31.2%, 12.9% and 15.5%, respectively, in the first quarter of 2025.

Cost of Revenues

Cost of revenues was US$8.6 million, representing a decrease of 5.2% from US$9.0 million in the same period of 2025. This decrease was mainly attributable to the decrease in cost of products sold.

●	Cost of services was US$6.1 million, representing a slight decrease of 0.2% compared to the same period of 2025.

●	Cost of products sold was US$2.5 million, representing a decrease of 15.3% from US$2.9 million in the same period of 2025, consistent with the decrease in product sales.

Gross Profit

Overall gross profit was US$8.3 million, compared to US$9.7 million in the same period of 2025. Overall gross margin was 49.1% in the first quarter of 2026, compared to 51.7% in the same period of 2025.

Gross profit on services was US$7.2 million, compared to US$8.1 million in the same period of 2025. Gross margin on services was 54.5% in the first quarter of 2026, compared to 57.3% in the same period of 2025.

Gross profit on sales of products was US$1.1 million, compared to US$1.6 million in the same period of 2025. Gross margin on sales of products was 28.9% in the first quarter of 2026, compared to 34.3% in the same period of 2025.

Operating Expenses

Total operating expenses were US$10.9 million, compared to US$10.2 million in the same period of 2025.

●	Research and development expenses were US$1.6 million, representing an increase of 16.4% from US$1.4 million in the same period of 2025. This increase was mainly due to an increase of US$0.3 million in staff costs.

●	Sales and marketing expenses were US$6.4 million, representing an increase of 12.2% from US$5.7 million in the same period of 2025. This increase was primarily due to increases of US$0.3 million in operating lease payments, US$0.3 million in employee benefit expenses and US$0.1 million in exhibition expenses.

●	General and administrative expenses were US$2.9 million, representing a decrease of 6.6% from US$3.1 million in the same period of 2025. This decrease was primarily attributable to a decrease of US$0.7 million in bad debt provisions, which was partially offset by an increase of US$0.3 million in testing fees.

Loss from Operations

Loss from operations was US$3.5 million, compared to US$0.5 million in the same period of 2025.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$2.0 million, compared to positive US$1.4 million in the same period of 2025.

Net Interest Expenses

Net interest expenses remained at US$0.05 million.

Net Loss

Net loss was US$3.5 million, compared to US$0.6 million in the same period of 2025.

Adjusted Net Loss/Income (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$2.6 million, compared to an adjusted net income of US$0.4 million in the same period of 2025.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.09 in the first quarter of 2026, compared to US$0.02 in the same period of 2025.

Cash and Cash Equivalents

As of March 31, 2026, the Company had cash and cash equivalents of US$28.0 million, compared to US$32.8 million as of December 31, 2025. The decrease was primarily attributable to a net outflow of US$8.7 million from operations and repayments of US$1.3 million for bank borrowings, which were partially offset by proceeds of US$5.0 million from bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.03 million, compared to US$0.3 million in the same period of 2025.

Business Outlook

For the second quarter of 2026, UCLOUDLINK expects total revenues to be between US$19.5 million and US$22.5 million, representing an increase of 0.5% to 16.0% compared to the same period of 2025.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, May 13, 2026 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	617-3145-4010
US/Canada (Toll Free):	1-855-881-1339
UK (Toll Free):	0-800-051-8245
Mainland China (Toll Free):	4001-200-659
Hong Kong (Toll Free):	800-966-806
Singapore (Toll Free):	800-101-2785

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until May 20, 2026 by dialing:

US/Canada (Toll Free):	1855-883-1031
International:	617-3107-6325
Replay Passcode:	10054677

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of March 31,
	2025	2026
ASSETS
Current assets
Cash and cash equivalents	32,831	27,998
Accounts receivable, net	4,436	4,604
Inventories	4,378	4,580
Prepayments and other current assets	4,574	6,657
Other investments	13,346	12,693
Amounts due from related parties	1,697	28
Total current assets	61,262	56,560
Non-current assets
Long-term investments	2,044	2,075
Property and equipment, net	2,224	1,679
Right-of-use assets, net	1,745	1,278
Intangible assets, net	511	487
Prepayment	43	56
Total non-current assets	6,567	5,575
TOTAL ASSETS	67,829	62,135

LIABILITIES
Current liabilities
Short term borrowings	5,549	9,310
Current portion of long-term bank borrowings	68	35
Accrued expenses and other liabilities	19,343	17,993
Accounts payable	7,193	3,805
Contract liabilities	3,425	2,315
Operating lease liabilities	1,189	780
Total current liabilities	36,767	34,238
Non-current liabilities
Long term borrowings	1,622	1,648
Operating lease liabilities	574	461
Other non-current liabilities	58	42
Total non-current liabilities	2,254	2,151
TOTAL LIABILITIES	39,021	36,389

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	242,421	242,617
Accumulated other comprehensive income	2,075	2,310
Accumulated losses	(215,707)	(219,200)
TOTAL SHAREHOLDERS’ EQUITY	28,808	25,746
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,829	62,135

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US$, except for share and per share data)

	For the three months ended
	March 31, 2025	March 31, 2026
Revenues	18,749	16,859
Revenues from services	14,199	13,300
Sales of products	4,550	3,559
Cost of revenues	(9,059)	(8,586)
Cost of services	(6,070)	(6,055)
Cost of products sold	(2,989)	(2,531)
Gross profit	9,690	8,273
Research and development expenses	(1,399)	(1,628)
Sales and marketing expenses	(5,693)	(6,387)
General and administrative expenses	(3,140)	(2,932)
Other income/(expense), net	70	(795)
Loss from operations	(472)	(3,469)
Interest income	5	3
Interest expenses	(57)	(56)
Loss before income tax	(524)	(3,522)
Income tax (expenses)/credit	(87)	31
Share of loss in equity method investment, net of tax	(3)	(2)
Net loss	(614)	(3,493)
Attributable to:
Equity holders of the Company	(614)	(3,493)

Loss per share for Class A and Class B ordinary shares
Basic	(0.00)	(0.01)
Diluted	(0.00)	(0.01)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.02)	(0.09)
Diluted	(0.02)	(0.09)

Shares used in loss per Class A and Class B ordinary share computation:
Basic	376,228,536	380,804,100
Diluted	376,228,536	380,804,100

Net loss	(614)	(3,493)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(12)	235
Total comprehensive loss	(626)	(3,258)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended
	March 31, 2025	March 31, 2026
Net cash generated from/(used in) operating activities	236	(8,688)
Net cash (used in)/generated from investing activities	(350)	14
Net cash generated from financing activities	976	3,629
Increase/(decrease) in cash and cash equivalents	862	(5,045)
Cash and cash equivalents at beginning of the period	30,057	32,831
Effect of exchange rates on cash and cash equivalents	156	212
Cash and cash equivalents at end of the period	31,075	27,998

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended
	March 31, 2025	March 31, 2026
Reconciliation of Net Loss to Adjusted Net Income/(Loss)
Net loss	(614)	(3,493)
Add: share-based compensation	329	196
fair value loss in other investments	729	653
share of loss in equity method investment, net of tax	3	2
Adjusted net income/(loss)	447	(2,642)

	For the three months ended
	March 31, 2025	March 31, 2026
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(614)	(3,493)
Add:
Interest expense	57	56
Income tax expenses/(credit)	87	(31)
Depreciation and amortization	773	624
EBITDA	303	(2,844)
Add: share-based compensation	329	196
fair value loss in other investments	729	653
share of loss in equity method investment, net of tax	3	2
Adjusted EBITDA	1,364	(1,993)